Exhibit 99.1

SUZANO S.A.

Companhia Aberta de Capital Autorizado

CNPJ/ME nº 16.404.287/0001-55

NIRE 29.3.0001633-1

COMUNICADO AO MERCADO

São Paulo, 24 de outubro de 2022 – Suzano S.A. ("Suzano" ou "Companhia") (B3: SUZB3 | NYSE: SUZ) comunica aos seus acionistas e ao mercado em geral a celebração, em 24 de outubro de 2022, de um contrato de compra e venda de participação societária (Equity Purchase Agreement) entre, de um lado, na qualidade de Compradora, a Companhia e, de outro lado, na qualidade de vendedora, a Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”), tendo a Kimberly-Clark Worldwide, Inc. (“KC”) como garantidora, para a aquisição da totalidade das quotas detidas pela KC Brasil em uma nova sociedade que será titular dos ativos referentes ao negócio de fabricação, marketing, distribuição e/ou venda no país de produtos de tissue, tais como papel higiênico, toalhas de papel, guardanapos, lenços, bem como outros produtos de papel, incluindo a propriedade sobre a marca “NEVE” (“Sociedade Alvo”). Como parte do negócio, as demais marcas globais utilizadas atualmente pela KC Brasil serão licenciadas para a Companhia por prazo determinado (“Operação”).

O principal ativo contemplado na Operação refere-se a uma fábrica de produção de tissue, localizada no município de Mogi das Cruzes, no estado de São Paulo, com capacidade anual de produção de aproximadamente 130 mil toneladas.

A Operação está alinhada à estratégia de longo prazo da Suzano de “avançar nos elos da cadeia”, como é de amplo conhecimento público, representando complementariedade geográfica e ganhos de sinergia com seu atual negócio de bens de consumo (tissue).

A Companhia informa que a Operação não possui materialidade à sua alavancagem financeira e/ou endividamento.

A conclusão da Operação está sujeita à verificação de condições precedentes comumente praticadas pelo mercado nesse tipo de transação, incluindo a aprovação da Operação pelo Conselho Administrativo de Defesa Econômica (CADE), na forma da Lei nº 12.529, de 30 de novembro de 2011, conforme alterada, e à conclusão da reorganização societária da KC Brasil para a criação e contribuição dos ativos referentes ao negócio de tissue na Sociedade Alvo. A Operação não depende da aprovação de Assembleia Geral de Acionistas da Companhia, uma vez que não atinge os parâmetros estabelecidos no artigo 256 da Lei das Sociedades por Ações.

Por fim, a Suzano reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca do andamento da Operação, bem como de qualquer outro assunto de interesse de seus acionistas e do mercado.

São Paulo, 24 de Outubro de 2022.

Marcelo Feriozzi Bacci

Diretor Executivo de Finanças

e de Relações com Investidores

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, October 24th, 2022 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), hereby informs its shareholders and the market in general the execution, on October 24th, 2022, of an Equity Purchase Agreement entered into by and between the Company, as Buyer, Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”), as Seller,  and Kimberly-Clark Worldwide, Inc. (“KC”) as guarantor, for the acquisition, by the Company, subject to certain conditions precedent, of all the quotas held by KC Brasil in a new company that will be the holder of the assets related to the business of manufacturing, marketing, distributing and/or selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand “NEVE” (“Target Company”). As part of the deal, the other global brands currently used by KC Brasil will be licensed to the Company for a specific term (“Transaction”).

The main asset included in the Transaction consists on a tissue production plant, located in the municipality of Mogi das Cruzes, in the State of São Paulo, with an annual production capacity of approximately 130 thousand tons.

The Transaction is aligned with the Company’s long-term strategy to “advance in the links of the value chain”, as is widely public knowledge, representing geographic complementarity and synergy gains with its current consumer goods business (tissue).

The Company informs that the Transaction does not have materiality to its financial leverage and/or indebtedness.

The conclusion of the Transaction is subject to the verification of conditions precedent commonly practiced by the market in this type of transaction, including the approval by the Administrative Council for Economic Defense (CADE), pursuant to Law No. 12.529 of November 30th 2011, as amended, and the conclusion of the corporate reorganization of KC Brasil for the incorporation and contribution of assets related to the tissues business in the Target Company. The Transaction does not depend on the approval of the Company's General Shareholders' Meeting, as it does not meet the parameters established in article 256 of the Brazilian Corporation Law.

Lastly, Suzano reiterates its commitment to keep shareholders and the market in general informed about the progress of the Transaction, as well as any other matter of interest to its shareholders and the market.

São Paulo, October 24th, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer